

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: PAMA 30022 Cable: Gentotel-Kuala Lumpur


SEC MAIL
PROCESSING
RECEIVED
NOV 27 2006
WASH. D.C.
210
SECTION

23 November 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs


06018816

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Third Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2006 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 11/29


NOV 2 7 2006
210
WASH, D.C.
SECTION

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **23-11-2006 05:49:46 PM**
Submitted by **RESORTS WORLD** on **23-11-2006 06:17:22 PM**
Reference No **RW-061123-5FDC9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **31-12-2006**

*** Quarter** : ○ **1 Qtr** ○ **2 Qtr** ● **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **30-09-2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:



RWG-ANN3Q06.pd

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30-09-2006	30-09-2005	30-09-2006	30-09-2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	995,835	932,219	2,720,372	2,656,852
2	Profit/(loss) before tax	444,687	369,859	901,271	1,032,082
3	Profit/(loss) for the period	377,436	274,317	797,598	801,641
4	Profit/(loss) attributable to ordinary equity holders of the parent	377,534	274,413	797,893	801,927
5	Basic earnings/(loss) per share (sen)	34.53	25.13	73.01	73.45
6	Proposed/Declared dividend per share (sen)	0.00	0.00	12.00	10.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	5.6600		5.1600	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2006 [dd/mm/yyyy] RM'000	30-09-2005 [dd/mm/yyyy] RM'000	30-09-2006 [dd/mm/yyyy] RM'000	30-09-2005 [dd/mm/yyyy] RM'000
1	Gross interest income	6,876	3,119	15,011	8,774
2	Gross interest expense	2,770	7,864	12,771	28,189

Remarks :

Note: The above information is for the Exchange internal use only.



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 September 2006. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2006

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding period (Restated)
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
	RM'000	RM'000	RM'000	RM'000
Revenue	**995,835**	932,219	**2,720,372**	2,656,852
Cost of sales	**(589,841)**	(560,435)	**(1,677,754)**	(1,552,140)
Gross profit	**405,994**	371,784	**1,042,618**	1,104,712
Other income	**8,638**	10,437	**37,968**	39,251
Other expenses	**(45,659)**	(50,250)	**(141,013)**	(144,354)
Profit from operations	**368,973**	331,971	**939,573**	999,609
Finance cost	**(2,770)**	(7,959)	**(12,771)**	(28,284)
Share of results in jointly controlled entity and associates	**78,484**	45,847	**(25,531)**	60,757
Profit from ordinary activities before taxation	**444,687**	369,859	**901,271**	1,032,082

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2006

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding period (Restated)
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
	RM'000	RM'000	RM'000	RM'000
Taxation	(67,251)	(95,542)	(103,673)	(230,441)
Profit for the period	377,436	274,317	797,598	801,641
Attributable to:				
Equity holders of the Company	377,534	274,413	797,893	801,927
Minority interest	(98)	(96)	(295)	(286)
	377,436	274,317	797,598	801,641
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)	34.53	25.13	73.01	73.45
Diluted earnings per share (sen)	34.48	25.11	72.85	73.44

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2006

	Unaudited As at 30.9.2006 RM'000	Restated (Unaudited) As at 31.12.2005 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,547,902	3,519,957
Land held for property development	186,117	186,117
Investment properties	21,842	22,254
Jointly controlled entity	1,106	1,066
Associate	2,081,310	2,155,595
Other long term assets	252,088	261,564
	6,090,365	6,146,553
Current assets		
Inventories	53,272	53,456
Trade and other receivables	186,593	126,700
Amount due from other related companies	10,941	7,401
Amount due from an associate	1,260	808
Short term investments	1,017,751	276,033
Bank balances and deposits	1,049,860	438,854
	2,319,677	903,252
TOTAL ASSETS	8,410,042	7,049,805
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	546,726	545,940
Reserves	5,644,835	5,090,541
	6,191,561	5,636,481
Minority Interests	8,233	8,528
TOTAL EQUITY	6,199,794	5,645,009
Non-current liabilities		
Other long term liabilities	83,559	71,282
Long term borrowings	1,222,286	137,632
Deferred taxation	178,405	173,051
	1,484,250	381,965
Current liabilities		
Trade and other payables	413,555	475,549
Amount due to holding company	9,899	10,382
Amount due to other related companies	48,982	41,456
Short term borrowings	91,588	396,128
Taxation	67,499	99,316
Dividend payable	94,475	-
	725,998	1,022,831
TOTAL LIABILITIES	2,210,248	1,404,796
TOTAL EQUITY AND LIABILITIES	8,410,042	7,049,805
NET ASSETS PER SHARE (RM)	5.66	5.16

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2006

	Part I Note	Attributable to equity holders of the Company					Minority Interest	Total Equity
		Share Capital	Share Premium	Other Reserves	Unappropriated Profit	Total		
		RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 January 2005								
As previously stated		545,922	33,333	6,546	4,167,235	4,753,036	8,909	4,761,945
Prior year adjustment – effect of adopting:								
- FRS 121	(a)(i)(cc)	-	-	74,631	-	74,631	-	74,631
At 1 January 2005 (restated)		545,922	33,333	81,177	4,167,235	4,827,667	8,909	4,836,576
Foreign exchange differences recognised directly in equity		-	-	(19,684)	-	(19,684)	-	(19,684)
Profit for the period		-	-	-	801,927	801,927	(286)	801,641
Total recognised income and expenses for the period		-	-	(19,684)	801,927	782,243	(286)	781,957
Appropriation:								
Final dividend paid for the year ended 31 December 2004 (11.0 sen less 28% income tax)		-	-	-	(86,474)	(86,474)	-	(86,474)
Interim dividend paid for the year ended 31 December 2005 (10.0 sen less 28% income tax)		-	-	-	(78,613)	(78,613)	-	(78,613)
Share of equity portion in associate's convertible bonds		-	-	19,732	-	19,732	-	19,732
Issue of shares		1	24	-	-	25	-	25
At 30 September 2005 (restated)		545,923	33,357	81,225	4,804,075	5,464,580	8,623	5,473,203

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2006 (CONT'D)

	Part I Note	Attributable to equity holders of the Company					Minority Interest	Total Equity
		Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappro-priated Profit RM'000	Total RM'000	RM'000	RM'000
At 1 January 2006								
As previously stated		545,940	33,668	25,108	4,970,757	5,575,473	8,528	5,584,001
Prior year adjustment - effect of adopting:								
- FRS 121	(a)(i)(cc)	-	-	61,439	(431)	61,008	-	61,008
At 1 January 2006 (restated)		545,940	33,668	86,547	4,970,326	5,636,481	8,528	5,645,009
Foreign exchange differences recognised directly in equity		-	-	(54,398)	-	(54,398)	-	(54,398)
Profit for the period		-	-	-	797,893	797,893	(295)	797,598
Total recognised income and expenses for the period		-	-	(54,398)	797,893	743,495	(295)	743,200
Appropriation:								
Final dividend paid for the year ended 31 December 2005 (14.0 sen less 28% income tax)		-	-	-	(110,213)	(110,213)	-	(110,213)
Interim dividend declared for the financial year ending 31 December 2006 (12.0 sen less 28% income tax)		-	-	-	(94,475)	(94,475)	-	(94,475)
Share based payments		-	-	118	-	118	-	118
Issue of shares		786	15,369	-	-	16,155	-	16,155
At 30 September 2006		546,726	49,037	32,267	5,563,531	6,191,561	8,233	6,199,794

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2006

	Unaudited Current Year-To-Date 30.9.2006 RM'000	Unaudited Preceding Year-To-Date 30.9.2005 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	901,271	1,032,082
Adjustments for:		
Depreciation of property, plant and equipment	171,980	172,018
Interest expense	12,771	28,189
Interest income	(15,011)	(8,774)
Share of results in jointly controlled entity and associates	25,531	(60,757)
Provision for retirement gratuities	14,713	271
Unrealised exchange gain	(5,536)	(3,983)
Gain on disposal of short term investment	-	(113,333)
Gain on disposal of investment in a subsidiary	-	(9,191)
Additional gain from disposal of investment	-	(9,000)
Other non-cash items and adjustments	1,450	4,330
	205,898	(230)
Operating profit before working capital changes	1,107,169	1,031,852
Net change in current assets	(7,079)	(24,364)
Net change in current liabilities	(19,953)	19,999
	(27,032)	(4,365)
Cash generated from operations	1,080,137	1,027,487
Net tax paid	(183,882)	(191,029)
Retirement gratuities paid	(1,862)	(1,078)
Deferred membership fees	(573)	1,001
	(186,317)	(191,106)
Net Cash Generated From Operating Activities	893,820	836,381
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(233,927)	(316,108)
Other investments	15,667	16,624
Net Cash Used In Investing Activities	(218,260)	(299,484)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	16,155	25
Dividend paid	(110,213)	(86,474)
Interest paid	(14,130)	(28,262)
Repayment of borrowings	(302,280)	(339,055)
Borrowings from financial institutions	-	19,000
Net proceed from the issuance of Zero Coupon Convertible Notes	1,087,969	-
Net Cash Generated From/(Used In) Financing Activities	677,501	(434,766)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,353,061	102,131
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	714,808	630,357
EFFECT OF CURRENCY TRANSLATION	(335)	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,067,534	732,488
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	1,049,860	416,003
Money market instruments (included in short term investments)	1,017,674	316,485
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,067,534	732,488

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

Part I: Compliance with Financial Reporting Standard (FRS) 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements. The financial information for the 9 months period ended 30 September 2006 have been reviewed by the Company's auditors in accordance with the International Standard on Review Engagements ("ISRE 2400") - Engagements to Review Financial Statements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2005.

i) Changes in Accounting Policies

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2005 as well as the new/revised Malaysian Accounting Standards Board ("MASB") approved accounting standards that are effective and applicable in the current financial year.

In the current financial period ended 30 September 2006, the Group adopted the following new/revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 January 2006 and are relevant to its operations. The 2005 comparatives have been restated as required, in accordance with the relevant requirements.

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-Current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The Group has not adopted the following FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006:

FRS 117	Leases
FRS 124	Related Party Disclosures

The adoption of the new/revised FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 2	Share-based Payment
FRS 101	Presentation of Financial Statements
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 140	Investment Property

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group is as discussed below:

(aa) FRS 2 Share-based Payment

An entity is required to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company's Executive Share Option Scheme for Eligible Executives of Resorts World Bhd ("ESOS") is an equity-settled share-based compensation plan. Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted. Effective on 1 January 2006, with the adoption of FRS 2, the fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The fair value is measured by the use of a trinomial model. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of the each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. Before the end of the vesting period, at each balance sheet date, the Group will revise its estimate of the number of share options that are expected to be vested at the vesting date and it recognises the impact of this revision in the income statement with a corresponding adjustment to equity. After the vesting date, no adjustment to the income statement is made. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium account when the share options are exercised.

Under the transitional provision of FRS 2, this FRS is applied to share options that were granted after 31 December 2004 and had not vested on 1 January 2006. The financial impact to the Group arising from this change in accounting policy is as follows:

	Quarter ended		**Period ended**	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Decrease in profit for the period	32	-	118	-

(bb) FRS 101 Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interest, share of results in associates and other disclosures. In the consolidated balance sheet, minority interests are now presented within equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit for the period. A similar requirement is applicable to the statement of changes in equity where it requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the Company and to minority interest.

Share of results in associates is disclosed net of tax and minority interests on the consolidated income statement.

FRS 101 also requires the disclosure of certain items on the face of the consolidated balance sheet. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation (See Part I (a) (ii)).

(cc) FRS 121 The Effects of Changes in Foreign Exchange Rates

The financial statements of each entity in the Group is measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

Foreign currency transactions of each entity in the Group are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the results and financial position of all the group entities which have a functional currency different from that of the parent company's functional currency are translated into the parent company's functional and presentation currency as follows:

(1) assets and liabilities for each balance sheet presented are translated at the closing rate;
(2) income and expenses for each income statement are translated at average exchange rates; and
(3) all resulting exchange differences are recognised as a separate component of equity.

Previously, for foreign operations, the monetary assets and liabilities are translated at the closing rate on the balance sheet date. All other balance sheet items are translated at historical rate. All resulting exchange differences are recognised in the income statement.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. Previously, such exchange differences are taken into the income statement on the Group's financial statements.

The changes above are accounted for retrospectively. The comparative amounts as at 31 December 2005 are restated and the opening balance of unappropriated profits as at 1 January 2006 has been adjusted. The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Associate	62,402
Decrease in Other Long Term Assets	(1,394)
Increase in Reserves	61,008

	3 months ended		9 months ended	
	30.9.2006 RM'000	30.9.2005 RM'000	30.9.2006 RM'000	30.9.2005 RM'000
Decrease in profit for the period	-	(568)	-	(568)

As disclosed in Part I (a) (ii), certain comparatives have been restated due to this change in accounting policy.

(dd) **FRS 140 Investment Property**

FRS 140 defines an investment property as a property held for long-term rental yield and/or for capital appreciation and, that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item on the face of the consolidated balance sheet within non-current assets. In line with the revised requirements of FRS 101, the comparative is restated to conform with the current period's presentation (See Part I (a) (ii)). The effect to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Investment Properties	22,254
Decrease in Property, Plant and Equipment	(22,254)

ii) Comparative Figures

The following comparative amounts have been restated due to the adoption of the new and revised FRSs:

	As previously reported RM'000	Part I Note	Effect of changes in accounting policies RM'000	Restated RM'000
As at 31 December 2005				
Property, plant and equipment	3,542,211	(a)(i)(dd)	(22,254)	3,519,957
Investment properties	-	(a)(i)(dd)	22,254	22,254
Associates	2,093,193	(a)(i)(cc)	62,402	2,155,595
Other long term assets	262,958	(a)(i)(cc)	(1,394)	261,564
Reserves	5,029,533	(a)(i)(cc)	61,008	5,090,541
Third quarter ended 30 September 2005				
Other income	11,005	(a)(i)(cc)	(568)	10,437
Profit from operations	332,539	(a)(i)(cc)	(568)	331,971
Share of results from associates	48,009	(a)(i)(bb)	(2,162)	45,847
Profit from ordinary activities before taxation	372,589	(a)(i)(bb) (a)(i)(cc)	(2,162) (568)	369,859
Taxation	(97,704)	(a)(i)(bb)	2,162	(95,542)
Profit for the period	274,981	(a)(i)(bb) (a)(i)(cc)	(96) (568)	274,317

ii) Comparative Figures (Cont'd)

	As previously reported RM'000	Part I Note	Effect of changes in accounting policies RM'000	Restated RM'000
Financial period ended 30 September 2005				
Other income	39,819	(a)(i)(cc)	(568)	39,251
Profit from operations	1,000,177	(a)(i)(cc)	(568)	999,609
Share of results from associates	64,387	(a)(i)(bb)	(3,630)	60,757
Profit from ordinary activities before taxation	1,036,280	(a)(i)(bb)	(3,630)	1,032,082
		(a)(i)(cc)	(568)	
Taxation	(234,071)	(a)(i)(bb)	3,630	(230,441)
Profit for the period	802,495	(a)(i)(bb)	(286)	801,641
		(a)(i)(cc)	(568)	

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2005 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There has not arisen in the current financial period ended 30 September 2006 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence except the over provision of income tax in respect of prior years as disclosed in note 5 of Part II to this financial report.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current quarter ended 30 September 2006 or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

i) The Company issued 1,572,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the current financial period ended 30 September 2006 at the following exercise price:

Exercise price (RM)	**No. of options exercised during the year**
8.50	38,000
10.32	1,534,000
	1,572,000

ii) On 7 September 2006, the Company, through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB") announced that the Company proposed to issue RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes"). The Notes are convertible into ordinary shares of RM0.50 each in the Company ("Resorts World Shares") in accordance with the terms and conditions of the Notes ("Terms").

The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM12.75 per Resorts World share. The conversion price will be adjusted on the reset dates as stipulated in the Terms. The Company may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date.

The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

The Notes were issued on 21 September 2006.

Other than the above, there were no other issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial period ended 30 September 2006.

g) ***Dividends Paid***

Dividend paid for the current financial year-to-date is as follows:

	RM'000
Final dividend paid on 24 July 2006 for the year ended 31 December 2005 14.0 sen less 28% tax per ordinary share of RM0.50 each	110,213

h) ***Segment Information***

Segment analysis for the current financial period ended 30 September 2006 is set out below:

	Leisure & Hospitality RM' 000	Property RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,702,550	3,302	14,520	-	2,720,372
Inter segment	897	5,283	40,243	(46,423)	-
	2,703,447	8,585	54,763	(46,423)	2,720,372
Results					
Segment profit	904,908	1,312	18,342	-	924,562
Interest income					15,011
Finance cost					(12,771)
Share of results in jointly controlled entity and associate					(25,531)
Profit from ordinary activities before taxation					901,271
Taxation					(103,673)
Profit for the period					797,598

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2005.

j) ***Material Events Subsequent to the end of Financial Period***

There were no material events subsequent to the end of the current financial period ended 30 September 2006 that have not been reflected in this interim financial report.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial period ended 30 September 2006.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 30 September 2006 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	174,662
- not contracted	324,311
	498,973

RESORTS WORLD BHD
ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – THIRD QUARTER ENDED 30 SEPTEMBER 2006

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	3Q2006 RM'Mil	3Q2005 RM'Mil	% +/-	2Q2006 RM'Mil	% +/-	2006 RM'Mil	2005 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**992.1**	927.5	*7*	895.3	*11*	**2,702.6**	2,523.6	*7*
Property	**0.8**	1.6	*-50*	1.0	*-20*	**3.3**	5.6	*-41*
Proceeds from sale of quoted shares*	-	-	-	-	-	-	113.3	*>-100*
Others	**2.9**	3.1	*-6*	2.9	*0*	**14.5**	14.4	*1*
	995.8	932.2	*7*	899.2	*11*	**2,720.4**	2,656.9	*2*
Profit Before Tax								
Leisure & Hospitality	**360.4**	321.6	*12*	311.1	*16*	**904.9**	848.4	*7*
Property	**0.1**	0.8	*-88*	0.6	*-83*	**1.3**	2.7	*-52*
Others	**1.6**	6.5	*-75*	2.3	*-30*	**18.4**	139.7	*-87*
	362.1	328.9	*10*	314.0	*15*	**924.6**	990.8	*-7*
Interest income	**6.9**	3.1	*>100*	4.3	*60*	**15.0**	8.8	*70*
Finance cost	**(2.8)**	(8.0)	*65*	(3.7)	*24*	**(12.8)**	(28.3)	*55*
Share of results in jointly controlled entity and associates	**78.5**	45.8	*71*	(57.5)	*>100*	**(25.5)**	60.8	*>-100*
Profit before tax	**444.7**	369.8	*20*	257.1	*73*	**901.3**	1,032.1	*-13*

* *The recognition method for sale of investments has been changed in the fourth quarter of 2005 from that of recognising the gross proceeds received from the disposal of such investments to that of recognising the difference between the proceeds of sale from these investments and its carrying amount in line with Financial Reporting Standard No. 125 "Accounting for investment".*

The Group registered revenue and profit before tax of RM995.8 million and RM444.7 million respectively for the current quarter. This is an increase of 7% and 20% respectively compared with the previous year's corresponding quarter.

The increase in the current quarter's revenue and profit before tax are mainly attributable to better underlying performance in the leisure and hospitality segment which was mainly due to higher volume of business. In addition, Star Cruises Limited ("SCL"), an associate, has contributed higher share of profit amounting to RM78.5 million in the current quarter compared to RM45.8 million in the corresponding quarter last year.

The Group registered revenue and profit before tax of RM2,720.4 million and RM901.3 million respectively for the current financial period ended 30 September 2006. Revenue increased by 2% for the financial period while profit before tax decreased by 13% compared with the previous financial period ended 30 September 2005. The increase in revenue is mainly due to the higher volume of business in the Leisure and Hospitality segment.

The lower profit before tax in the current financial period is mainly due to gains in the previous financial period arising from disposal of equity interest in LCI amounting to RM113.3 million and gains from disposal of other investments amounting to RM18.1 million. In addition, the lower profit was also due to share of losses incurred by SCL amounting to RM25.5 million for the current financial period compared with a share of profit of RM59.9 million in the previous year's corresponding financial period.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM444.7 million in the current quarter compared with RM257.1 million in the preceding quarter.

The higher profit is mainly due to the higher volume of business in the Leisure and Hospitality segment. In addition, SCL has contributed share of profit amounting to RM78.5 million in the current quarter as compared to share of loss of RM57.5 million in the preceding quarter.

3) ***Prospects***

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial period ended 30 September 2006 are as follows:

	Current quarter ended 30 September 2006 RM'000	Current financial year-to-date ended 30 September 2006 RM'000
Current taxation charge:		
Malaysian income tax charge	76,231	205,330
Deferred tax (credit)/ charge	(7,139)	1,277
	69,092	206,607
Prior years' taxation:		
Income tax over provided	(5,912)	(107,012)
Deferred tax under provided	4,071	4,078
	67,251	103,673

The effective tax rate of the Group for the current quarter ended 30 September 2006, before the adjustment of taxation in respect of prior years, is lower than the statutory income tax rate principally due to tax incentives claimed for the period, the share of results in associates that are not subjected to Malaysian income tax and the deferred tax credit arising from the reduction in the income tax rate as announced in the 2007 budget proposal by the government.

The effective tax rate of the Group for the financial period ended 30 September 2006, before the adjustment of taxation in respect of prior years, is lower than the statutory income tax rate principally due to tax incentives claimed for the period and the lower deferred tax charge following the reduction in the income tax rate as announced in the 2007 budget proposal by the government.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the current financial period ended 30 September 2006 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) There are no dealings in quoted securities for the financial period ended 30 September 2006.

(b) The details of the investments in quoted shares excluding subsidiaries and associates as at 30 September 2006 are set out below:

	RM'000
Total investments at cost	239,112
Total investments at book value	239,112
Total investments at market value	284,951

8) Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed as at 16 November 2006.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 30 September 2006	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD24,837	91,588
Long term borrowings	Unsecured	USD36,425	134,317
	Unsecured	-	1,087,969
			1,313,874

10) Off Balance Sheet Financial Instruments

As at 16 November 2006, the Group has the following off balance sheet financial instruments:

(a) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD40 million was repaid on 25 April 2003 and a further USD80 million was repaid on 25 April 2005. The final repayment of USD80 million was made on 25 April 2006.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD13.25 million was repaid on 29 November 2004 and a further USD13.25 million was repaid on 28 November 2005. The balance outstanding on this loan amounts to USD26.5 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	27/11/2006 to 27/11/2007	12,734
16 January 2004	28 May 2004	27/11/2006 to 27/11/2007	13,766
Total			26,500

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and a further USD2.59 million was repaid on 12 December 2005. The balance outstanding on this loan amounts to USD34.76 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
12 April 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
13 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
07 May 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
Total			34,762

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 16 November 2006.

12) Dividend Proposed or Declared

(a) No interim dividend has been proposed or declared for the current quarter ended 30 September 2006.

(b) Total dividend for the current financial year-to-date was an interim dividend of 12.0 sen per ordinary share of 50 sen each, less 28% tax which was paid on 27 October 2006.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2006 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2006 RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	377,534	797,893

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2006 are as follow:

	Current quarter Number of shares	Current financial period ended 30 September 2006 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,093,406,812	1,092,872,616
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	1,566,865	2,323,831
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,094,973,677	1,095,196,447

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

23 November 2006